EXHIBIT 99.08
EX-5.01: OPINION OF GARY R. JOHNSON
EX-23.01: CONSENT OF INDEPENDENT AUDITORS
EX-23.02: CONSENT OF INDEPENDENT ACCOUNTANTS
EX-23.03: CONSENT OF INDEPENDENT ACCOUNTANTS
PRESS RELEASE

EXHIBIT 99.40

April 4, 2002

Xcel Energy increases exchange ratio in offer for NRG Energy, Inc., and extends offer deadline to April 17;
NRG Board recommends in favor of the revised offer

         MINNEAPOLIS — Xcel Energy Inc. (NYSE: XEL) and NRG Energy, Inc. (NYSE: NRG) today announced that Xcel Energy has revised its exchange offer for all of the publicly held shares of NRG and that the NRG Board of Directors, on the recommendation of its Special Committee, is recommending that NRG’s stockholders tender their shares in the offer. Xcel Energy also announced that it has reached an agreement to settle stockholder class action suits related to the offer.

         In the revised offer, NRG’s public stockholders would receive 0.50 of a share of Xcel Energy common stock in a tax-free exchange for each outstanding share of NRG common stock they hold. Based on the April 3, 2002, closing price of Xcel Energy shares, the exchange ratio represents a value of $12.86 per NRG share, which represents the following premiums:

•	a 28.6 percent premium to NRG’s closing price on Feb. 14, 2002, the day prior to the announcement of the exchange offer;

•	a 29.4 percent premium to NRG’s average closing price over the 10 trading-day period ending Feb. 14;

•	a 71.2 percent premium to NRG’s recent 52-week low of $7.51 on Feb. 6, 2002; and

•	a 5.3 percent premium to NRG’s closing price on April 3, 2002.

         “We believe the revised exchange offer will help bring closure to the issue in a way that ensures shareholder value,” said Wayne H. Brunetti, chairman, president and CEO of Xcel Energy.

         Xcel Energy also has extended the expiration of the exchange offer to midnight EDT on Wednesday, April 17, 2002. The other terms and conditions of the exchange offer remain unchanged.

         Completion of the offer remains conditioned on NRG’s public stockholders tendering enough shares so that, when taken together with the shares of common stock that Xcel Energy would hold upon conversion of its Class A shares, Xcel Energy would own at least 90 percent of NRG’s common stock. To satisfy this condition, which will not be waived, NRG stockholders must tender approximately 61 percent of the publicly held NRG shares currently outstanding. In order to complete the offer, Xcel Energy must also receive approval of the Securities and Exchange Commission under the Public Utility Holding Company Act.

         Upon successful completion of the offer, Xcel Energy will complete a “short form” merger of NRG with a subsidiary of Xcel Energy. In the merger, each remaining share of NRG common stock held by NRG’s public stockholders will be exchanged (subject to the exercise of appraisal rights) for the same number of shares of Xcel Energy common stock as is exchanged in the exchange offer.

         Lehman Brothers is acting as Xcel Energy’s financial advisor for the transaction.

         Xcel Energy is a major U.S. electricity and natural gas company with operations in 12 Western and Midwestern states. Formed by the merger of Denver-based New Century Energies and Minneapolis-based Northern States Power Co., Xcel Energy provides a comprehensive portfolio of energy-related products and services to 3.2 million electricity customers and 1.7 million natural gas customers through its regulated operating companies. In terms of customers, it is the fourth-largest combination natural gas and electricity company in the nation. Company headquarters are located in Minneapolis. More information is available at www.xcelenergy.com.

         NRG is a leading global energy company engaged primarily in the development, construction, acquisition, ownership and operation of power generation facilities. NRG’s operations use such diverse fuel sources as natural gas, oil, coal and coal seam methane, biomass, landfill gas and hydro, as well as refuse-derived fuel. NRG’s headquarters are located in Minneapolis. More information is available at www.nrgenergy.com.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE EXCHANGE OFFER DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

         In connection with the proposed exchange offer for NRG shares, Xcel Energy has filed a prospectus and related materials with the SEC. Investors and security holders may obtain a free copy of the exchange offer prospectus and other documents filed by Xcel Energy with the SEC at the commission’s Web site at http://www.sec.gov. Free copies of the exchange offer prospectus, as well as Xcel Energy’s related filings with the commission, also may be obtained from Xcel Energy by directing a request to Xcel Energy’s information agent for this offer, Georgeson Shareholder Communications, Inc., 111 Commerce Road, Carlstadt, NJ 07072 or call toll-free at (866) 800-0230.

         Also in connection with the proposed exchange offer, NRG has filed a solicitation / recommendation statement with the SEC. Investors and security holders may obtain a free copy of the solicitation / recommendation statement, the amendment and other documents filed by NRG with the SEC at the commission’s Web site at http://www.sec.gov.

Additional Information For NRG Stockholders

         All tendering NRG stockholders, including all stockholders who have previously tendered, will be entitled to receive the increased consideration if the offer is consummated.

NRG stockholders who have already tendered their NRG shares pursuant to the offer and who have not withdrawn such shares do not need to take any further action to receive the additional Xcel Energy shares provided by the increase in the exchange ratio if their shares are accepted for exchange pursuant to the offer. Stockholders who wish to tender but have not done so should follow the instructions included in the original prospectus and letter of transmittal previously mailed to them. That letter of transmittal remains effective for the offer at the increased exchange ratio.

Forward-Looking Information

         The terms “intends,” “believe,” “plans” and similar terms identify forward-looking information. Although Xcel Energy believes its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those contained in the forward-looking statements include the satisfaction of all conditions to the exchange offer that cannot be waived and the satisfaction or waiver of conditions to the exchange offer that may be waived. Some of the conditions to the exchange offer include the receipt of all required regulatory approvals, the tender by the public stockholders of a minimum number of their shares and the absence of an injunction or litigation concerning the exchange offer. In light of these uncertainties, there can be no assurances that the exchange offer will be completed.

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For more information, contact:

Xcel Energy Inc.:

E J McIntyre, Vice President & Chief Financial Officer R J Kolkmann, Managing Director, Investor Relations P A Johnson, Director, Investor Relations	(612) 215-4515 (612) 215-4559 (612) 215-4535

News media inquiries only:

Please call Xcel Energy media relations:	(612) 215-5300

NRG Energy, Inc.:

Len Bluhm, Vice President & CFO NRG Investor Relations:	(612) 373-8871 (612) 313-8900

Media Relations:	(612) 373-6992